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ABK 3/13

08030378

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIELDSTONE SERVICES CORP.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEONARD A. HAGAN **(212) 425-7990**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MANFRED ERNST**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIELDSTONE SERVICES CORP.**, as of **DECEMBER 31, 2007,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Notary Public 02.19.2008

VIOLET D. SEWGOBIND
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01SE5010039
MY COMMISSION EXPIRES MARCH 22, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

FIELDSTONE SERVICES CORP.
(A WHOLLY OWNED SUBSIDIARY OF
FIELDSTONE PRIVATE CAPITAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FIELDSTONE SERVICES CORP.
(A WHOLLY OWNED SUBSIDIARY OF
FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fieldstone Services Corp.

We have audited the accompanying statement of financial condition of Fieldstone Services Corp. as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fieldstone Services Corp. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

FIELDSTONE SERVICES CORP.
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 334,606
Receivable from and deposit with clearing broker	630,442
TOTAL ASSETS	$ 965,048

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 377,394
Contingencies (Note 7)	
Shareholder's equity:	
Common stock - $.01 par value; 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	395,199
Retained earnings	556,021
Shareholder's equity before receivable from parent	951,221
Receivable from parent	(363,567)
Total shareholder's equity	587,654
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 965,048

See accompanying notes to statement of financial condition.

FIELDSTONE SERVICES CORP.
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financings. Additionally, the Company engages in the sale of corporate bonds on an agency basis to U.S. institutional customers.

The Company is a wholly-owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent"). The Parent is wholly owned by Fieldstone Capital Holdings Limited ("Holdings"), a company registered in the British Virgin Islands.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2007, cash equivalents consisted of $200,000 in certificates of deposit sponsored by a major New York financial institution.

Revenue recognition

The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

Securities transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis. Principal transactions of both over-the-counter and fixed-income securities made on behalf of customers are reflected on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker of $100,000, which is included in "receivables from and deposits with clearing broker" in the statement of financial condition.

The Company's cash and securities that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts that, at times, may exceed federally insured limits.

NOTE 4. INCOME TAXES

The Company's operations are included with those of its Parent in a consolidated tax return for Federal income tax purposes, and combined income tax returns for state and local purposes. The Company records a tax provision based upon its income at the applicable income tax rates. The resulting tax liability is reflected in the accompanying financial statements in "receivable from parent." The tax provision for 2007 consisted of the following:

Federal	$ 166,000
State	50,000
City	24,000
Total	$ 240,000

NOTE 5. RELATED-PARTY TRANSACTIONS

The Company has a service agreement with the Parent under which the Parent provides the services of certain of its employees and other requested services as may be required by the Company. For the year ended December 31, 2007, the Company paid the Parent $240,000 as service fees under the administrative service agreement for its share of the overhead expenses, including salaries, rent, and other office expenses. All of the direct expenses of operating the Company are paid directly by the Company.

The Company and its parent have advanced funds to and from each other as required for operating purposes. At December 31, 2007, the net amount due from its parent amounted to $363,567. These advances are non-interest bearing and have no defined repayment terms.

NOTE 6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2007, the Company had a net capital of approximately $566,000, which was $466,000 in excess of the required minimum of $100,000. The Company's ratio of aggregate indebtedness to net capital was .67 to 1 at December 31, 2007.

NOTE 7. CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. The Company is presently a defendant in an arbitration proceeding filed with FINRA by a former employee. The Company believes the claim is without merit and is of the opinion that the outcome will not have any adverse effect on the financial condition of the Company and its operations.

END